P.E. 1/1/02

02011403

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January, 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________)

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: January 21, 2002

By: /s/ YE YIGAN
Name: Ye Yigan
Title: Chairman of Board of Directors

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board hereby announces that, with effect from 1 July 2001, the Company will make the following adjustments to the treatment of depreciation period and rate of residual value of its aircraft and engines in relation to its financial statements prepared in accordance with the PRC accounting standards: (1) the depreciation period of the aircraft and aircraft engines will be changed from 10 to 15 years to 20 years; (2) the rate of residual value will be adjusted from 3% to 5% of the original value of the aircraft, and (3) the depreciation period of the standby engines will follow that of the aircraft concerned. No adjustments will be made in relation to the financial statements of the Company prepared in accordance with IAS as a result of the above adjustments and, accordingly, there will not be any material impact on the financial statements of the Company prepared in accordance with IAS.

The Company would like to remind investors and its shareholders that the Board's decision to make the above adjustments in relation to the depreciation period and rate of residual value of its aircraft and engines will have material impact on the financial statements of the Company prepared in accordance with the PRC accounting standards by reducing the depreciation expenses for the financial year ended 31 December 2001. As such, investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The board of directors (the "Board") of China Eastern Airlines Corporation Limited (the "Company") hereby announces that, with effect from 1 July 2001, the Company will make the following adjustments to the treatment of depreciation period and rate of residual value of its aircraft and engines in relation to its financial statements prepared in accordance with the accounting standards of the People's Republic of China ("PRC"):

(1) the depreciation period of the aircraft and the aircraft engines will be changed from 10 to 15 years to 20 years;

(2) the rate of residual value will be adjusted from 3% to 5% of the original value of the aircraft; and

(3) the depreciation period of the standby engines will follow that of the aircraft concerned.

The above adjustments are made with the unanimous approval of all members of the Board at the Board meeting held on 16 January 2002, in order to bring the financial statements of the Company prepared in accordance with the PRC accounting standards in line with the international standards, to ensure the accounting treatments of the Company in relation to the depreciation period of the aircraft and engines will be consistent with those of other major international airlines, taking into account that the actual use and maintenance conditions of the aircraft and engines operated by the Company can ensure maintenance plans for the continuous and safe functioning of the aircraft and engines and the actual use conditions of aircraft and engines of similar types in operation worldwide, and after consulting with the relevant departments of the state authorities in charge for opinion. No adjustments will be made in relation to the financial statements of the Company prepared in accordance with the International Accounting Standards ("IAS") as a result of the above adjustments and, accordingly, there will not be any material impact on the financial statements of the Company prepared in accordance with IAS.

The Company would like to remind investors and its shareholders that the Board's decision to make the adjustments in relation to the depreciation period and rate of residual value of its aircraft and engines as described above will have material impact on the financial statements of the Company prepared in accordance with the PRC accounting standards by reducing the depreciation expenses for the financial year ended 31 December 2001. As such, investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board of Directors,
Luo Zhuping
Company Secretary

18 January 2002, Shanghai